Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No. 333-179039)

United Rentals

Moderator: Michael Kneeland

January 27, 2012

3:30 PM ET

Operator:	Good afternoon ladies and gentlemen and thank you for participating in the United Rentals companywide conference call. This call will commence with opening comments followed by a question and answer session. If anyone should require assistance during the conference please press * then 0 on your touchtone telephone.

At this time I would like to turn the call over to Mr. Michael Kneeland, Chief Executive Officer. Mr. Kneeland, you may begin.

Michael Kneeland:	Thanks Operator and first of all I want to just, for anyone on the call and everyone here in Greenwich, typically we don’t have these call on a Friday afternoon nor a Monday because I know it’s very busy out in the branches. However, as you know we made our announcement and we had our earnings call yesterday and we just thought it was very important for us to still get out in front as fast as possible but going forward we’re going to try to make sure that we avoid those days so thank you. Someone pointed that out to me and it was a great reminder.

Welcome and thank you. Today we’ve got a lot of topics to cover. They’re very important. As I just mentioned we released our earning results on Wednesday. The fourth quarter marked a strong conclusion to a very successful 2011. To me it was just a lot of personal pride going back to where this Company started on the vision of Operation United and focusing around the customer, where we came from and where we are today and we’ll talk more about where we intend to go but I do want to thank everybody on this call. It was a long journey and all the action starts at the branches in dealing with our customers everyday and we’ll talk more about that as we go through the call but I wanted you to hear it directly from me that I was, a big round of applause in my mind goes to everybody on the call and to all of those in the branches who deliver our equipment, repair our equipment and make the phone ring everyday so thank you very much.

We also, just to go back a little bit over the last several weeks, in the beginning of the year we did have a very productive meeting in St. Louis. For those of you who are new to the Company, each year we have a management kickoff that kind of outlines some thoughts around the Company and dealing with specific topics for training and going over specific areas with our branch managers. We had over 1,000 people in attendance and the reason we can have this is because of our vendors help enable us to get that crowd together and it was very exciting. A lot of good ideas, a lot of thoughts, a lot of enthusiasm was expressed by our team. You can tell the sense of excitement based on the results and how people are feeling about where we are as a Company and where we’re going.

As you know, we’re making continuous progress on the RSC transaction and we’re taking the initial steps on integration planning. It’s very critical to have a well thought out plan so that when we do finally close we can have a plan in play that we can execute against.

On that moment, I just want to stop there and just say this is a rare opportunity to merge two great companies together who are on top of their game. The idea is to seek to integrate the best of both companies, both into one credible organization. Now, that may sound simple but the reality of it is is it’s very complicated and we’ve got a lot of things going on in the planning process that we’ll go through but we’ve got some operating principles that we want to make sure are near and dear to not only us but to the beliefs and cultures that we’ve instilled in both companies.

First and foremost is to make sure that all of the decisions are made through the customer’s eyes and how we affect them. It may be easy for us to do but very difficult on them and we have to understand that. We have to make sure that we go through and as I said, the best of both worlds and like I said, there are a lot of things they do well and by the way, you can see in their earnings that they are succeeding and progressing very nicely as well. So they are doing a lot of good things and our Company as well so the idea is try grabbing the best of both. We want to make sure we capture all the synergies and that includes a large bucket and we’ll talk about that but also around revenue opportunities is very exciting as well. There are opportunities. Again, it goes back to things that we both do well and how we can combine the two to make one. But we’ll cover more on the RSC transaction later in the call.

I want to start out as we always do talking about safety and then we’ll go into the results more in detail. Bill will go through that. Safety as you know is, it’s a very important metric. Our culture, our beliefs, are to make sure that everyone from anyone who enters into our branches, who leaves our branches on a daily basis, goes home safe and takes something they learn on safety back home and I think that’s an important takeaway. All of us inside the Company, not Mike or Bill or Matt or anyone else in Greenwich or even for the region or district for that matter, it’s the branch and all the employees everyday, you’re empowered. This is where it happens. This is where the activity is and to the extent that we all have a responsibility and you do too if you see something and you may question it and that’s okay, on a questionable act or could lead to a potential accident. Stop that individual, ask them. You’re better off to do that as opposed to after the accident said I wish I had made the effort to stop that individual from doing what I thought was incorrect.

We have made some progress. We have made progress year over year. We haven’t made a significant drop that we saw from ’09 to ’10. From ’10 to ’11 we went down but not to the same degree so we have to focus on that and it’s going to be a top priority for all of us and I can’t stress that enough.

I also want to as part of this process I’m pleased to announce that 2011, as part of our meeting we have recognition and the top service technician that came out of that selection process is a gentlemen by the name of Mike Medows. We asked him to come and speak to all of you on the call. He is Top Tech for a number of reasons. He handles a fleet size of nearly four million. His labor chargeout was at 96% for 2011 but I think what stuck out in everyone’s mind is Mike is a very humble individual but he works in extreme working conditions up in Prudhoe Bay in Alaska and for those of you who are in the Florida or Gulf area, it’s where the temperatures can reach 80 to 100 degrees below zero. Now I’ll repeat that one more time, 80 to 100 degrees below zero. It makes me shudder just to think that something can get that cold but most importantly, Mike has a perfect safety record in those adverse conditions so I’d like to ask Mike to join us and tell us all about the role safety plays in his life everyday and some perspectives that he could add to the field so Mike, if you’re on the phone call could you please join in?

Mike Medows:	Thank you Mr. Kneeland. I’m happy to be here.

Michael Kneeland:	Great. Mike, can you talk about your role and how safety plays in your everyday existence up there?

Mike Medows:	With the diverse conditions that we encounter, not just myself in Prudhoe Bay but all through Alaska and it’s very prevalent all through the northern part of North America, Canada and the northern part of the United States, we’re subject to the ice and the snow and the cold at all times through the winter so you have to develop a safety culture that when you step out of bed in the morning, it becomes second nature that you are prepared to go outside whether it’s to start your vehicle and travel to work or once you’re at work, it doesn’t stop when you go home. It’s a culture that you live everyday all day long. You prepare for the cold weather. You wear your anti-slip traction devices when you step outside. You have your gloves and all that. The temperatures we’re faced with in the extreme cold, we have to be aware of frostbite and frostnip and exposure rates. At negative 50 ambient temperature your skin will start freezing in about 40 seconds so you have to be very cautious of your exposure and things just, at that cold, things take longer to do so when you develop your process everyday that you work by, it starts to form an uncomfortableness when you step out your door and you don’t have your safety glasses on. You know right away, you go back and get them or your gloves, you don’t run outside just to start your truck because it’s only 30 seconds out there. It’s put everything on and go start your vehicle. It becomes a comfort zone that when you’re exposed out of that comfort zone, you stop and ask the question why? What’s going on? What changed?

And then also with taking those daily events, in your work life it becomes second nature to transferring that to the home lines and we do 360 walkarounds of our vehicles every time we enter the vehicle to move it to make sure that it’s safe for operation, no leaks, no flats, nothing behind it, you’re not going to hit nothing, your travel path is clear. When you go home, in the area that I live in, it’s northern California and it’s not 50 below. It’s 40 above, 50 above, 60 above. It’s easy to get out of that realm of not checking your vehicle if you don’t live that safety culture everyday and at home, I do the 360s. It feels barren when you don’t have everything that you’re going outside with. Okay, I’m at home now. I don’t need an overcoat and overbibs and traction devices. There is no snow and ice. It’s 60 degrees out.

It’s a number that is obtainable, the zero rate and zero incidents is obtainable by a safe practice culture. Once it’s implemented, you follow those courses that your conditions dictate and up here we have the extreme cold and snow and ice and wind but safety is a part of our business so that everybody returns home every night safe to come back to work the next day and continue their scheduled work times.

Michael Kneeland:	Mike, I’ve got a question for you. What kind of winds do you get up there?

Mike Medows:	Right now – we have seen winds at 60, 70 miles an hour. Today, for the last five days we’re in a cold snap and it’s, ambient temperature is negative 55, negative 50 and the winds are about 14 miles an hour which is a wind chill factor of negative 82.

Michael Kneeland:	Mike, I don’t know if people realize that, and I learned this when I was up in the northern territories of Canada about, someone said to me you can’t run because your lungs will freeze. They have facemasks that you use for breathing. I don’t think people realize how, those conditions, you have to. They’re unforgiving and as Michael pointed out, it only takes a matter of seconds before your skin begins to freeze. I’m sure Mike, you work in very unusual conditions not only with weather but I understand you work on a lot of ice as well. I don’t know if you can tell anybody a little bit about those kind of conditions.

Mike Medows:	The ice roads, this area doesn’t have any pavement. The shops, most of the shops have a concrete floor but all the roadways are gravel and they freeze up in the wintertime so from about September to May the ground is frozen and they build the ice roads out to remote drill sites and work areas and your equipment sits on the ice and if it goes down then you have to travel to the equipment and prepare to either replace or repair the equipment whichever the condition requires.

There is a lot of ice travel up here. They build ice roads for remote sites every year to get in and out of there because they don’t have a permanent road or the ability to build a permanent road. We have a drill rig that is seven miles offshore up here and they build an ice road to it every winter and it’s about nine feet thick in the sea ice out through the Beaufort Sea to the remote drill site and when you drive on it you can feel the road moving around. It’s kind of unsettling to know that it’s nine feet thick but it still is not grounded and you’re moving around on top of a chunk of ice.

Michael Kneeland:	That’s a little scary. Mike, on behalf of everybody here and all of United Rentals I want to thank you for your dedication and hard work and most importantly for your safety record and you are very deserving of the award and I’m glad you received it and at some point I’d love to get up there. I don’t know if I want to be up there at 40 or 50 or 80 degrees below zero. I may wait until it’s just a little bit more palpable for me to walk around but I do want to thank you on behalf of United Rentals for everything that you do.

Mike Medows:	Thank you very much. The award was very humbling. I didn’t anticipate that and it’s something that, the work I do is done the same way everyday and that award is recognition that I’ll cherish for the rest of my life.

Michael Kneeland:	Again, you’re very deserving of that award and I want to thank you.

I’m now going to shift over and ask Bill to update us on the financial update and talk us through about the fourth quarter and full year and then I think that will lead us into somewhat of the transaction update as well so over to you, Bill.

Bill Plummer:	Sure, thanks Mike. Good afternoon to everyone. I think it’s fair to say that fourth quarter and full year 2011 were excellent performance periods for the Company. I’m sure you all have heard that in one way or another but let me just give you a few elements to put it into focus.

Our rental revenue in the fourth quarter was up 18.5% over the same period in 2010. That’s an extra $92 million of rental revenue from one year to the next. It’s just a huge increase for a Company of our scale and the even better news is we got it the right way. Not only were we able to raise rates, they were up 6.7% in the quarter, but we did it while also improving our time utilization. Time utilization was 70.8% in the fourth quarter and that’s 1.5 points better than it was the year before.

You’ve heard us say this before but we continue to say it and it’s great, that was the seventh consecutive quarter where it was a record time utilization for the Company so 70.8% was the highest fourth quarter time utilization we have ever had and we have said that seven quarters in a row. That is truly fantastic.

So it was just truly a great revenue performance in the quarter and it was matched by a great profit performance in the quarter. We delivered adjusted EBITDA, a major measure for investors and for how we manage the Company, we delivered adjusted EBITDA of 180 – excuse me, $281 million – I don’t want to short us $100 million here. That was just fantastic. Our margin was 37.7%. In the fourth quarter that’s just a great margin result for us. So it’s just truly a very nice profit performance.

If you prefer to measure profit in earnings per share, it was $0.39 on a generally accepted accounting basis but once you adjust for some of the unusual items like the expenses associated with the RSC transaction, it really was an $0.82 adjusted operating EPS performance and that again is a fantastic result for the fourth quarter.

I could say something similar about free cash flow in the quarter so everywhere up and down the financial performance it was just very, very strong and the same story applies to the full year. For the full year 2011, just great everywhere you look. Rental rates were up 6.1%, great. Time utilization was 69.1%. That’s a record for the history of the Company. That is 3.5 percentage points better than the year before, just a great result.

We had a fantastic used equipment sales year. We sold a lot in terms of the volume that we sold but more importantly, we sold it at very attractive margins. We invested hugely in our fleet. We spent $774 million on fleet in 2011, well in excess of what we thought we would spend at the beginning of the year and guess what? We’re going to do it again. We’re going to spend $1 billion in new fleet in 2012 so we’re investing in the fleet because all of you out there are able to get that fleet, put it on rent, keep it on rent at good rates and realize the revenue and the profit from doing that, just all the way down the line. Our free cash flow last year was $23 million. It doesn’t sound like a lot compared to where we have been in the prior few years but that was the plan. We planned on keeping our free cash flow to right around breakeven. We actually did a little bit better than we planned because of the strength of our performance late in the year.

So all of those are just great performances for the full year and by the way, just to keep it interesting we integrated four significant acquisitions throughout the course of the year so we were able to add to our fleet and to our revenue and profit and to our key people through those acquisitions that all of you helped us integrate. That was a great performance and hold that thought because you’re going to get even more practice on integrating acquisitions coming up with RSC.

So those are the key points that I wanted to make on the financial performance. I hope you – I don’t think I was too subtle this time. I hope you walk away saying, “Wow, it was a great year” because it truly was a great year so thank you for your efforts.

As it relates to the RSC deal, I’ll offer some comments about where we are in the process of getting to close on the transaction and then I’ll turn it over to Matt and he’ll step you through some, a key update on how we’re planning the integration once we do close.

In terms of the process, there are really three major streams of work that we have to do in order to get to the point where we can close on RSC. You all remember we announced the acquisition. We had signed an agreement to acquire them back in December. Since then we’ve been working on those three strings of work – one is antitrust approval. The second is the review of our filings with the Securities and Exchange Commission and the third is getting our shareholders to approve the transaction, our shareholders plus RSC shareholders.

So just real briefly, on the antitrust stream of work we have filed the antitrust filings that we need with both the U.S. and Canadian antitrust regulators. In the U.S. we were reviewed by the Federal Trade Commission under the Hart-Scot-Rodino Act and we have received clearance for the transaction in the United States. It was a fairly straightforward process. We addressed questions that the FTC had and they let the review period expire with no intention to take any action so that’s great news on the U.S. side of the house.

Canada is well down the road as well. Canada has asked for supplemental information and we are working with the Canadian authorities as we speak to provide that information and to conclude that process. We expect that within the next 30 to 40 days we would be through the process and that’s the worst case. It could go a lot faster than that and so we are continuing to move forward on the Canadian antitrust review.

On the SEC review, the SEC has to review the registration statement for the shares that we used to buy RSC. We’re issuing shares in this transaction and we have to register those shares. The SEC review process is just starting. We expect to be through that process in the course of somewhere around 45 to 60 days. We don’t expect any issues with the process but it takes time to get through the documentation that we provided and any comments or questions that the SEC has, so that is underway. Once we’re complete with the SEC review we will then be able to mail proxies to our shareholders and schedule the shareholder votes for both United Rentals and RSC shareholders. We expect that to happen right around 30 days or so after we complete the SEC review and then once we have those shareholder votes in hand we will be ready to close.

A separate stream of work from those three is going on in parallel around the financing. That is well in hand. We fully expect that financing will not be an issue and the Treasury team has been really driving that process very effectively.

So on all fronts we’re in great shape and moving toward close of this transaction. The timing right now, hard to say exactly when we’ll get through some of the reviews but our expectation is that we’re in the April to early May timeframe to get everything lined up and ready to close but we’ll update you as we continue to go forward.

Those are my key thoughts on the deal closing update. Matt, maybe I can turn it over to you now for an integration update?

Matt Flannery:	Great. Thanks Bill and welcome everyone and I’d like to especially welcome the first time attendees to the call from the acquisition of Blue Mountain so all you folks in Pennsylvania and West Virginia, welcome to the team and welcome to your first call.

I wanted to let everyone know that the integration process is well underway. Back a few weeks ago, back on the 18th and 19th of January we had a two day meeting with about 30 people from each company, both United and RSC employees representing every functional team that we would need to review and they broke out into groups and we shared best practices, very similar to what we do in team meetings here at United Rentals and as we went through this process I came away feeling more strongly than ever how well aligned these two companies are and how our goals are aligned in providing superior customer service and great opportunities for our employees and as I walked around the different meetings in the two days I also noticed that we’re very much alike. These two teams, it’s like looking in the mirror or looking at the branch next door to you and that these two organizations are much more alike than we are different and as promised, we will continue to work so that whenever the deal closes, whether it be sooner or later, that we’ll be ready to take advantage of the awesome opportunity that exists.

So what does this mean to all of us? As odd as it sounds it’s business as usual and it needs to remain business as usual. By law the two companies must continue to work independently and unfortunately for you folks in the field, unlike what we can do in the controlled groups at our integration meetings you can’t go out and share best practices.

You sales reps can’t speak to an RSC sales rep about customers or pricing or any of those things so we need to be very cautious of not participating in any of that behavior but you certainly should put out your hand with a hearty handshake and a smile and say, “Can’t wait to get together as one team” and then we’re going to go back out and compete everyday with everybody out there who is trying to take out business. I just want to remind the team about that.

Our day to day business strategy is unchanged and I want you to communicate, for those of you that are Managers on the phone and for those of you that aren’t, to your peers and your employees, that our benefits will remain unchanged through December 2012. Whatever elections you made for 2012 will remain in effect for the full year. The integration and the close date will not affect any of that.

We’re going to continue to give you all regular updates going forward. We’re in the very early stages of integration planning but as more information become available you’ll get an email from myself or Michael or Bill or HR similar as you have seen so far. We will update you when appropriate. We’re going to create a culture of openness and I’ve already seen that in these transition teams. Everybody is very open to creating a great team and a “best of” company. As Michael stated earlier on, this is not just “we’re going to make United bigger.” We’re going to make this combined company bigger and better and that’s from taking the best of both worlds.

We’d also like to encourage your feedback or answer your questions and the team has set up an email address at integration@ur.com so if any of you have any questions or concerns please feel free to email that address and we’ll make sure that whoever has the appropriate answer will get back to you.

In closing, I just want to tell everyone and reiterate, this is an unprecedented opportunity in our industry. We all have the opportunity to grow this into a world class rental company. We’re already the largest in the world. Now we can ensure that we separate from the rest of the pack and solidify our position as not just the largest but the best rental equipment company in the world and that’s going to give each and every one of us opportunities to grow personally and professionally. I look forward to realizing that and I look forward to working with you all on this goal sooner rather than later. Have a great day. Mike?

Michael Kneeland:	Thanks Matt. Now we’re going to bring it over to Joe Dixon who will talk more about sales or key account process and performance and so over to you, Joe.

Joe Dixon:	Thanks Michael and good afternoon everyone. As you all will recall, in 2009 we embarked on a journey to transform our Company by creating Operation United and each year we have seen continual improvement. In 2011 it really all came together. The momentum we built in 2010 really took us into 2011 in a very, very strong position.

Our key accounts this past year due to all the hard work all of you contributed to, grew 25% in 2011. Our national account program grew 26% year over year. Our strategic accounts grew at 30% and then our assigned account program for OSRs grew 24%. Our government business, while a tough year from a government financing/money perspective, was up 2% so overall it was a very, very good year for our key account program.

Key accounts now represent 56% of our rental revenues and we want to keep growing that each year. Our national account program has come a long way since 2008 is now at 35% of our revenue so it was just a fantastic year due to all the hard work of everybody on this call.

We had a lot of major success stories in 2011, way too many to try to get into detail about them but I do want to talk about a couple in particular. One example is a customer primarily in the Gulf region that grew 133% focused on the oil and gas sector. We had another one in the oil and gas area that grew 79% and this is due to our focus on all the shale work going on in the different areas of the country. We’ve made very good progress there.

What we also saw this past year that I was very pleased with was really a significant gain in share of wallet across our top customers and many others and we did this through a combination of ways – by selling across all business units. Our trench and power businesses were way up this past year and that’s because we further penetrated our existing customers with our specialty businesses and in addition to that we’ve formed better relationships, our CFBO scorecard helped drive the success that we had and driving customer loyalty with these customers. So all in all that’s what Operation United was created for, for all of us to work together and I’m just very, very pleased with the success we had. What we have to do in 2012 is take that to that next level. We can’t take our eye off the ball as Matt said earlier. We’ve got to stay focused, business as usual. We need to come out of the gates very, very strong in the first quarter of this year. It’s always a tough quarter for us but it doesn’t always have to be that way. We have the opportunity to change it significantly right now so let’s take that momentum that we’ve built this past year and let’s move it forward.

I appreciate everybody’s help this past year and I look forward to a great 2012. Thank you, Michael.

Michael Kneeland:	Yes, thanks Joe and by the way, impressive numbers so again, great job for everybody. I think this is an appropriate time, Operator, we can open it up for Q&A to see if we can get some questions going here. I’m sure on a Friday there’s got to be somebody who has got a question. We did get one in but Operator, please tell everybody how to ask a question.

Operator:	Certainly. Ladies and gentlemen if you have a question at this time please press * then 1 on your touchtone telephone. If your question has been answered and you’d like to remove yourself from the queue please press the # key and if you are listening on a speakerphone we ask that you please lift your handset before asking your question.

Michael Kneeland:	While we wait for the first question from the phone we did get a question in previously and it’s pretty straightforward. It was a question of how does RSC’s recordable rate compare to ours? The short answer is theirs is lower. Just yesterday on their earnings call they stated that their recordable rate for 2011 was 1.2 for the year. Ours was 1.9 for the year so they’re better than we are on that regard. I think as importantly, they underwent a significant reduction in their recordable rate from 2010 to 2011. They stated that their rate went down by 46% in 2011 so that would put their 2010 rate at 2.2. Ours was 2.0 so that gives you a sense of the relative recordable rates but I think it’s very important to emphasize that decline. That’s a pretty significant decline and they are very proud of what they have been able to achieve in driving a safety culture through their company. That has come through loud and clear as we’ve talked to them in the integration process and that’s an area where we’re going to be paying very careful attention to see what it is that they do and how it applies or might apply across the larger combined United Rentals so hopefully that addresses that question.

Operator, are there other questions?

Operator:	Once again, if you have a question at this time please press * then 1.

Michael Kneeland:	Come on.

Operator:	And our first question from the phone lines comes from Brad Burns. Your question, please.

Michael Kneeland:	Hey Brad.

Brad Burns:	Hey there. My question has to do with the purchase of RSC and I know we’re paying $18 a share but 60% of it is cash, 40% stock, something along those lines. I’m just curious why the price is going up so much above $18 a share specifically for the RSC stock?

Bill Plummer:	Brad, it’s Bill. Their price is going up because our price is going up. Remember, we said we were going to pay them $10.80 in cash for each of their shares plus we’re going to pay them .2783, a portion of a United Rentals share for each of their shares so those two components combined on the day we did the deal added up to $18.00 a share. That’s the number we promised them but since our stock price has been going up, the value of that .2783 shares that we promised them has been going up as well so when you tack on the increased value of our shares it has inflated the value of their shares in anticipation of the deal. Does that help? Let’s assume it helped.

Operator:	Thank you. Our next question comes from the line of Sean Birrer. Your question, please.

Michael Kneeland:	Hi Sean.

Sean Birrer:	Hi. My question is have we done any more research or thought about doing RPOs?

Michael Kneeland:	You know, this goes way back and we did RPOs way, way, way back. I’ve been in the industry, I hate saying this but 34 years – that gives up my age but the reality of it is we rent. It’s another form of financing and we’re not a finance company. As you know we have debt instruments. We borrow money and as part of borrowing that money there is collateral and when you do a rental purchase option, effectively what you’re doing is you’re giving away the asset without having really transferred it 100% because it is financed so it’s not a likely way to generate sales. Having said that we can work with some of our finance partners to find ways to craft something. We did have one with a leasing company that was very successful but RPOs as a whole is very costly and it’s challenging when you’re out there trying to borrow money because the assets, effectively you borrowed against the assets so you can’t do it twice.

Sean Birrer:	Thank you very much.

Operator:	Thank you. Once again if you have a question at this time please press * then 1.

Michael Kneeland:	I know Barry David has got to be out there somewhere, and John Humphrey.

Operator:	We do have a question from the phone lines but it is from someone who didn’t record their name. Did you want to take their question anyway?

Michael Kneeland:	Sure.

Operator:	Alright, your line is now open.

Craig Werner:	Craig Werner.

Michael Kneeland:	Hi, how are you?

Craig Werner:	Good, how are you?

Michael Kneeland:	Good.

Craig Werner:	Just a technical question, we are using the air cards on our computers in the field for the outside sales and I’ve had problems with my air card. I think others have as well and I’ve talked to ATT&T and the corporate office and I guess the new cutting edge is just tethering Bluetooth from your cell phone which I always get really good reception from the cell phone doing Bluetooth tethering and they say that’s going to be less expensive, in a contract-wise as well, doing a tethering from your Bluetooth or on your cell phone rather than having an air card separate contract. Is anybody looking into that?

Michael Kneeland:	That’s a great question. I don’t know if Dale is on the phone but – Dale’s not? Yes, I’ll tell you what. We’ll follow up with you on that to give you an idea. I know the technology is changing as we’re speaking and we’re trying to keep on top of technology everyday. We’ll take that as an action item and we’ll come back to you. Can you just, what location are you out of?

Craig Werner:	C-22.

Michael Kneeland:	Okay, C-22?

Craig Werner:	Yes, Dallas, Texas.

Michael Kneeland:	Yes. Alright, thank you.

Craig Werner:	Thank you.

Operator:	Thank you and our next question or comment comes from the line of John Humphrey.

Michael Kneeland:	There you are, John.

John Humphrey:	I wasn’t too quick on the phone. Well, congratulations guys on a great year. It’s a proud moment in United Rentals history. The ones question that I have is listening to the Investor call yesterday and this call, with the increased purchases of fleet of , I think Bill mentioned north of or close to $1 billion, how confident are we that the manufacturers are going to be there go support us going through this exciting year in 2012?

Bill Plummer:	Hey John. We’re very confident. Everything that we have heard from our major suppliers so far has been very encouraging about their ability to meet the schedule that we described to them. We’ve got, when we said this yesterday we’ve got about, excuse me, $600 million worth of that $1 billion or so coming in in the first half of the year. We’ve touched base with the vendors. We’ve got schedules, tentative schedules from them and they seem to be well positioned to be able to get it to us. If you look at what they’ve delivered so far in the month of January it’s been huge so they’re off to a good start against what we planned and we’re going to monitor it very closely to make sure there are no hiccups but right now it looks encouraging.

John Humphrey:	Excellent. Thank you guys and once again, great year.

Michael Kneeland:	Thank you John and I think for everyone on the call, think about that. We’re going to spend $1 billion. That’s a lot of equipment but you’ve earned it and the demand is there as Bill mentioned on our time utilization – and rates.

Other questions?

Operator:	Once again if you have a question or comment at this time please press * then 1.

Michael Kneeland:	If there is nothing coming in Operator, I know it’s Friday. I know it’s busy and this is kind of off cycle for our call. If there is no one else coming in I can close this off.

Operator:	I’m not showing any further questions in the queue at this time.

Michael Kneeland:	Okay great, we’ll wrap this up. We’re building on a strong 2011 and I want to thank each and every one of you for your contributions and hard work each and every day that you make this happen. I know it’s not easy and you heard from Mike. Given the conditions it’s a broad range across our broad footprint so I’m respectful of what everyone does everyday and that’s what makes United such a great company and the spirit is just remarkable.

We have a big year ahead of us. Let’s remember that our customers everyday – that’s a huge commitment and big deal. We have to stay focused. The CFBO scores, we’ve got to make sure that we do better, we do better than we did last year. That’s how we can measure ourselves. Joe mentioned about the first quarter. New accounts, time utilization isn’t at peak. It’s better than what it was and it’s better year over year but still there is opportunity and the only reason the first quarter slows down is because we allow it to. Now I understand the seasonality and whatnot but you know, things go on. Life goes on and I have all the faith in our team and our sales force to get that over the hurdle and to knock the first quarter out for us but I also want to say safety first. Safety has to be, as you heard from Mike, just something that is second nature. Everything that you do has a profound effect whether walking around your check, checking over your shop, or just as easy as making sure that when you’re driving whether personally or professionally, don’t use your phone. Don’t text. Don’t email. One split second can make a huge difference in your life or the life of someone else that you’re driving next to so make sure that safety is very important and that we all have a responsibility with safety inside the organization and beyond.

I am tremendously excited about the opportunities in 2012. I look forward to building upon our success from 2011. I think that we have a unique opportunity that is as we mentioned, challenging, exciting but it was also a defining moment. It’s another chapter in United Rentals. We started out in ’09 with Operation United. We had a goal of exceeding over $1 billion of EBITDA at higher margins closer to 40%. That was a three to five year objective. You did it in three. This is another chapter. This is another goal. This is another stretch. I have all the faith in the world that we will get this completed and that we will have a new organization that will be a combination of the best in class and processes that will serve our customers well for the future so thanks again for all your hard work and again, I want to thank you all. It’s Friday. Be safe and I look forward to our call on the first quarter. Thank you.

Operator:	Thank you ladies and gentlemen for your participation in today’s conference. This does conclude the program. You may now disconnect. Good day.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof, and neither United Rentals nor RSC Holdings assumes any obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. Neither United Rentals nor RSC Holdings gives any assurance that it will achieve its expectations or assumes any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between United Rentals and RSC Holdings, which is the subject of a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.